21002453

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2021
Washington, DC

SEC FILE NUMBER
8-69763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Pembroke Place
(No. and Street)

Ballsbridge	Ireland	D04 V1W6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten Kowalski — (281) 419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Ave, Ste 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre Patten Kowalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors), as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY JORDAN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 04/16/23
NOTARY ID 13197750-1

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)

Annual Audited Report
Form X-17A-5
Part III

SEC File No. 8-69763
For the Year Ended December 31, 2020

and

Report of Independent Registered Public Accounting Firm

Cadia Capital Advisors, LLC
(DBA Rubicon Capital Advisors)

Table of Contents

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cadia Capital Advisors, LLC
(dba Rubicon Capital Advisors)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our responsibility is to express an opinion on Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements. The supplemental information is the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) auditor since 2017.

East Hanover, New Jersey
March 1, 2021

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Financial Condition
December 31, 2020

Assets		
Cash and Cash Equivalents	$	2,655,047
Prepaid Expenses and Other Assets		23,242
Total Assets	$	2,678,289
Liabilities and Member's Deficit		
Liabilities		
Accounts Payable and Accrued Liabilities	$	579,567
Payable to Affiliates		144,138
Subordinated Borrowings		2,000,000
Total Liabilities		2,723,705
Member's Deficit		(45,416)
Total Liabilities and Member's Deficit	$	2,678,289

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Investment Banking	$ 4,174,486
Total Revenues	$ 4,174,486
Expenses	
Employee Compensation and Benefits	2,746,675
Marketing and Promotion	23,956
Occupancy Expense	574,268
Professional Fees	85,453
Regulatory Fees	109,901
Technology and Communications	76,598
Travel and Entertainment	23,572
Other Operating Expenses	11,789
Interest Expense	99,220
State and Local Income Taxes	4,700
Total Expenses	3,756,132
Net Income	418,354

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at January 1, 2020	$	(463,770)
Net Income		418,354
Balance at December 31, 2020	$	(45,416)

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisers)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Balance at January 1, 2020	$	2,000,000
Subordinated Borrowings		-
Balance at December 31, 2020	$	2,000,000

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net Income	$	418,354
Adjustments to Reconcile Net Loss to Net Cash		
Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Prepaid Expenses and Other Assets		10,153
Accounts Payable and Accrued Liabilities		516,426
Payable to Affiliates		(916,146)
Net Cash Provided by Operating Activities		28,787
Net Increase in Cash and Cash Equivalents		28,787
Cash and Cash Equivalents, beginning of period		2,626,260
Cash and Cash Equivalents, end of period	$	2,655,047

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors) (the "Company") became registered as a broker/dealer with the Securities and Exchange Commission on Novemeber 30, 2017 and is a member of the Financial Industry Regulatory Authority Inc., specializing in private placements, merger and acquisition transactions and advisory services. Although the firm may service other sectors, their primary focus is in infrastructure as well as in renewable energy.

The Company is a wholly owned subsidiary of Cadia Capital Ireland Limited (the "Parent"). The Company was formed on December 21, 2015, pursuant to the general corporation laws of the state of Delaware.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires the entity to follow a five-step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking fees are recorded on a settlement date basis. Advisory fees are recognized at the time services are earned.

Success fees are recorded when a transaction has been consummated and are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2020, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 1. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Central Bank of Ireland subject to certain limitations

Income Taxes

The Company is a single member limited liability company which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes.

The Company accounts for income under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Operations or tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology, and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $2,728,411 for the year ended December 31, 2020.

As of December 31, 2020 the Company owes the Parent and affiliates $144,138 for allocation of expenses and other cash advances.

Note 3. Liabilities Subordinated to General Creditor

On July 12, 2019 the Company entered into a subordinated loan agreement with its Parent, Cadia Capital Ireland Limited, in the principal amount of $2,000,000, bearing interest at 4.0% per annum. The note matures on or before July 11, 2022. Interest expense for the year ended December 31, 2020 was $80,000 and was included in interest expense on the Statement of Operations for the year ended December 31, 2020.

The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

Note 4. Income Taxes

The Company has Federal, New York State and New York City net operating loss carryforwards of approximately $1,436,495 as of December 31, 2020 that may be applied against future taxable income which expire in various years through 2039. A valuation allowance has been established equal to 100% of the deferred tax assets for federal of $302,000, New York State of $93,000 and New York City of $93,000.

As of December 31, 2020, the Company had no uncertain tax positions.

Note 5. Significant Customers

Fees earned from major non-affiliated customers for the year ended December 31, 2020 were as follows:

	Percentage of total investment banking fees
Customer 1	30%
Customer 2	22%
Customer 3	15%
Customer 4	15%

At December 31, 2020 the Company had no accounts receivable from non-affiliated customers that equaled or exceeded 10%.

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,931,342, which exceeded requirements by $1,883,095. The Company's ratio of aggregate indebtedness to net capital ratio was .37 to 1 at December 31, 2020.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Note 7. *Commitments and Contingencies*

The emergence of the coronavirus pandemic in the first quarter of 2020 introduced an unprecedented degree of uncertainty into the Company's business and the global economy. The Company has found its business and its clients' activities to be reasonably resilient to date with numerous deals still progressing constructively. The Company's pipeline remains strong and its clients remain engaged with active mandates. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully and all

Note 7. Commitments and Contingencies (Continued)

staff are continuing to work remotely which, to date, has enabled substained continuity of business activities.

Despite the resilience seen to date, the Company's directors have taken steps to reduce costs. As a result, the planned investments in business development in 2020 were postponed until the economic outlook becomes clearer. With the combination of cost reductions, retained reserves, revenues to date and business pipeline, the directors do not have any material concerns regarding the Company's ability to continue to trade as a going concern.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Supplementary Information
December 31, 2020
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Member Equity	$	(45,416)
Other Allowable Credits - Subordinated Borrowings		2,000,000
Deductions and/or Charges		
Prepaid Expenses and Other Assets		(23,242)
Net Capital Before Haircuts on Securities Positions		1,931,342
Haircuts on Securities Positions		-
Net Capital	$	1,931,342
Aggregate Indebtedness	$	723,705
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	48,247
Excess of Net Capital	$	1,883,095
Excess Net Capital at 1,000 Percent	$	1,858,972
Ratio: Aggregate Indebtedness to Net Capital		.37 to 1

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2020, as amended February 26, 2021, and the Company's audited financial statements as of December 31, 2020.

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cadia Capital Advisors, LLC
(dba Rubicon Capital Advisors)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) did not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and (2) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities and investment banking related to mergers and acquisitions. In addition, Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors, LLC); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors, LLC) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) business activities contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Friedman LLP

East Hanover, New Jersey
March 1, 2021

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered.

An Independent Member Firm of DFK with offices worldwide. DFK

CADIA CAPITAL ADVISORS,LLC DBA RUBICON CAPITAL ADVISORS
EXEMPTION REPORT

Cadia Capital Advisors, LLC dba Rubicon Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other brokers. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Deirdre Patten Kowalski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: Deirdre Patten Kowalski Date: 2-27-21

Deirdre Patten Kowalski
CCO
Cadia Capital Advisors, LLC dba Rubicon Capital Advisors
85 N Frontera Circle
The Woodlands, TX 77382
SEC filing # 8-69763
Firm ID # 283566